

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 7, 2010

Jiang Huai Lin
Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District Shenzhen, Guangdong, 518040
People's Republic of China

> **Re: China Information Security Technology, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 28, 2010**
> **File No. 001-34076**

Dear Mr. Lin:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457.

Sincerely,

David L. Orlic
Staff Attorney